UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2023

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 20 April 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	20 April 2023

WPP PLC ("WPP")

WPP acquires sonic branding agency amp, expanding generative AI and brand experience design offering

WPP today announces the acquisition of amp,one of the world's leading sonic branding companies.

amp's expertise will strengthen WPP's offer in experiential branding and its ability to create high-quality, differentiated, and ownable sound experiences for clients. The acquisition comes as sound continues to grow as a vital branding element, with 75% of GenZ consumers saying that music helps them to feel more connected to brands[1].

amp will join WPP brand and design consultancy, Landor & Fitch, adding to the agency's expertise in delivering immersive brand identities that transform customer and employee experiences and set brands apart in a competitive marketplace.

Founded in 2009 by Michele Arnese, amp is based in the US, Europe and Asia, with main office hubs in Germany and the US. Its global team of more than 60 people has created award-winning sonic identities for some of the world's most influential brands, including Mastercard, Mercedes-Benz, Kraft Heinz, Deloitte, Shell, and General Motors.

amp's strategic rigour and deep expertise in music and sound is based on its Sonic DNA® design approach. This unique creative platform is elevated by Sonic Hub® - its AI toolset - allowing it to analyse, create and manage sonic assets, delivering these at scale by harnessing the potential of generative AI. This innovative approach ensures that a brand's audio content is consistent yet tailored to diverse audiences, delivering a seamless experience across all consumer touchpoints.

Mark Read, CEO, WPP, said: "With the rise of streaming, podcasting and short-form media, audio has become a critical component of the marketing mix. The acquisition of amp enhances our offer to clients, helping them create immersive experiences that engage consumers on a deeper level and drive their competitive advantage."

Jane Geraghty, Global CEO of Landor & Fitch, said: "I'm delighted to welcome amp into the fold. The team is truly best-in-class and has effectively defined the rapidly growing sonic branding space with its work on clients like Mastercard and Mercedes-Benz. This acquisition gives us an unparalleled breadth of capability - graphic, digital, motion, physical, product and experiential - and now sonic. It will also help us accelerate our rapidly growing accessible design practice. I'm enormously excited about what we can achieve together."

Michele Arnese, Global CEO of amp, said: "We are excited to join the WPP family. This industry-first move shows the significance of sound as a must-have brand design and experience component. Integrating more closely with Landor & Fitch, true pioneers in brand design and consulting, will give us the opportunity to scale our award-winning Sonic DNA® design framework and our sonic AI platform Sonic Hub® within a broader brand identity context. Our global team of creatives, sonic experts, producers, client leads and researchers will team up with Landor & Fitch and WPP to unleash the power of audio, making brands sound better. We are beyond thrilled to begin this new chapter."

Further information
Louise Lacourarie, WPP
+44 (0)20 7282 4600 / +44 7741 360931
louise.lacourarie@wpp.com

Kellie Carey, Landor & Fitch
kellie.carey@landorandfitch.com

Chris Bergin, amp - US Contact
chrisbergin@ampcontact.com

Farah Syed, amp - EU Contact
farahsyed@ampcontact.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About amp
amp is the world's leading sonic branding company. Utilizing its award-winning Sonic DNA®, amp creates holistic sonic identities for global brands. Leveraging sound, voice, and music, amp builds authentic connections for brands across audible touchpoints. With a diverse portfolio of clients, including Mastercard, Mercedes-Benz, Deloitte, Zurich Insurance, Uber, Klarna, and Kraft Heinz, amp activates 360º sonic experiences and assets. From digital advertising to branded content and user experiences, amp's Sonic Hub® Ecosystem uses AI-driven audio testing and voice technologies combined with implementation and research tools to deliver valuable audience insights and create sonic experiences for brands.
ampsoundbranding.com

About Landor & Fitch
We are a leading global specialist brand and design company, dedicated to creating transformative brands for ambitious clients. With 1,200 curious minds across more than 20 countries, our teams connect business ambition to brand strategy, expressed through expansive, differentiated design. Using data and analytics, we provide certainty to brand choices. With design capabilities that span graphic, digital, motion, sound, verbal, product and physical, we bring every facet of a brand to life. We help drive brand-led growth across multiple categories, with clients that include Apple, Bang & Olufsen, bp, Kellogg's, LEGO, Microsoft, Nike, Procter & Gamble, Singtel, S&P Global and WPP, to name a few. We are here to make a positive difference to our people, our clients and the world around us. We are proud to be part of WPP, a creative transformation company dedicated to building better futures.
https://landorandfitch.com/

[1] A study by PHMG found that 75% of 18 to 24-year-olds and 62% of under 45s say music helps them feel more connected to a brand, compared to just 41% of those 55 and over. Source: PHMG (2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 20 April 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary